UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Improper Goods Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Oregon

      Date of organization
      February 1, 2018

Physical address of issuer
537 SE Ash St. Unit 102 Portland OR, 97214

Website of issuer
thebitterhousewife.com

Current number of employees
4

Filer EDGAR CIK

0001750043

Filer EDGAR CCC
*gweurq9

Filer EDGAR Password
bk@yokabr4pn

Filer EDGAR PMAC
vmiyg$j6

Submission Contact Person Information

> *Name*
> Daniel Brazelton

> *Phone Number*
> (503) 662-7121

> *Email Address*
> dan@thebitterhousewife.com

> *Notification Email Address*
> dan@thebitterhousewife.com

Signatories

> *Name*
> Daniel Brazelton

> *Signature*

> *Title*
> President

> *Email*
> dan@thebitterhousewife.com

> *Date*
> April 23, 2024